2100 Highway 55
Medina, MN 55340-9770
763-542-0500 office
763-542-0595 fax

CORRESPONDENCE VIA EDGAR

May 23, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Sergio Chinos
Ethan Horowitz

Re:    Polaris Inc.
Form 10-K for the Year Ended December 31, 2021
Filed February 15, 2022
File No. 001-11411

Ladies and Gentlemen:

Polaris Inc., a Minnesota corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 10, 2022 (the “Comment Letter”), regarding the above-referenced Form 10-K.

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. We are currently reviewing the Comment Letter, but we are requesting that we be allowed to respond on or before June 3, 2022. This additional time will enable the Company to consult with the appropriate individuals to fully and adequately respond to the Commission’s comments.

If you have any questions, please contact me. Thank you.

Very truly yours,

/s/ Louis B. Lambert

Louis B. Lambert
Vice President, Legal and Assistant Secretary